Exhibit 2

                               PERDIGAO COMPANIES
                     MANAGEMENT REPORT - FIRST QUARTER 2003


Dear Shareholders,

        In the first quarter of 2003, Perdigao recorded a growth of 37.2% in gross sales with meat volumes up by 9.3%. Domestic market prices showed some recovery, which contributed to offset the impact of 70% increase in the average prices of the main raw materials costs.

  Exports were responsible for 45% of the quarter's net sales with a growth of 53.1%, while gross domestic sales improved 28.7% year over year.

        Cash generation as measured by EBITDA was R$ 35.5 million resulting in an EBITDA margin of 4.2% against 11.2% in the previous year and reflecting the excessive pressure on selling costs, which rose 1,140 basis points above the increase in net sales. The net result was a loss of R$ 6.7 million against a net income of R$ 18.1 million in the first quarter of 2002.


                                   R$ MILLION

HIGHLIGHTS               1Q2003         1Q2002        %Ch.
Gross Sales               979.7          714.1         37.2
Domestic Market           599.2          465.6         28.7
Exports                   380.6          248.6         53.1
Gross Profit              187.7          174.6          7.5
Net Income                 (6.7)          18.1       (137.0)
EBITDA                     35.5           69.4        (48.9)
Meats (thousand tons)     220.9          202.1          9.3

INVESTMENTS

        During the year, the Company is forecasting investments of R$ 100 million of which R$ 15.2 million was expended in the first quarter, 43.1% less than in the same period of 2002. Investments were largely focused on new projects or projects to upgrade existing facilities. In turn, these were mainly concentrated at the Agroindustrial Complex in Rio Verde, state of Goias (GO) for increasing slaughtering capacity, poultry boning adequacy and extending the area under forest plantations, as well as expanding the plant's sales' branch.

FOOD SAFETY

Perdigao now has the most complete traceability system in the Brazilian market. This system allows it to identify a product from its origins and track it through the entire processing chain within a maximum of 24 hours using bar codes printed on the packaging. Code scanning reveals the full detail of each production stage (from information on the producer, breeding stock, animal feed, medication, quality testing and temperature control during transportation, among others). This information is currently being fully computerized for storage in the SAP R3 management system. While on the one hand the consumer is assured of greater food safety, on the other, the Company gains in response time for implementing the necessary actions and the ability to take corrective measures when necessary.

OPERATIONAL PERFORMANCE

PRODUCTION

Production of meats was up during the quarter largely due to a 7.2% increase in poultry slaughter, a reflection of the stronger export business.


                 PRODUCTION                      1Q2003        1Q2002           $Ch.

Poultry slaughter (million heads)                     101.3         94.6          7.2
Hog slaughter (thousand heads)                        681.5        687.1         (0.8)
Poultry meats (thousand tons)                         134.2        121.4         10.5
Pork/Beef (thousand tons)                             100.3        101.5         (1.2)
Other processed products (thousand tons)                3.9          3.5         12.0
Feed and Premix (thousand tons)                       642.8        576.2         11.6
One-day chicks (million units)                        105.7        100.3          5.4
Soybean crushing (thousand tons)                      140.0        121.8         15.0
Refined oil (thousand tons)                            19.4         21.3         (8.7)
Degummed oil (thousand tons)                           24.3         22.7          6.8

DOMESTIC MARKET

        The domestic market generated 28.7% higher revenues, equivalent to R$
599.2 million, with meat volume 2.0% higher. In-natura products reported a decline due to the Company's strategy of prioritizing export markets and elaborated/ processed products. The average prices of meats were 21.4% higher on account of an improved sales mix, which helped reduce the impact of cost increases of more than 25%.


Domestic Market                      Tons (thousand)                    Sales (R$ million)
                            1Q2003      1Q2002      % Ch.       1Q2003      1Q2002      %Ch.
In-Natura                      14.6        16.8       (13.3)       45.5        44.2         3.0
-------------------------   -------     -------      -------    -------     -------     -------
        Poultry                10.7        12.5       (14.4)       36.4        34.8         4.4
        Pork/Beef               3.9         4.3        (9.8)        9.1         9.4        (2.2)
Elaborated/Processed          102.2        97.7         4.6       416.3       327.7        27.1
-------------------------   -------     -------      -------    -------     -------     -------
Total meats                   116.8       114.5         2.0       461.8       371.8        24.2
-------------------------   -------     -------      -------    -------     -------     -------
        Soybean                38.1        50.7       (24.8)       64.4        45.4        41.9
        Other processed         5.2         4.7         9.8        35.8        27.6        29.5
        Others                  -           -           -          37.2        20.7        79.2
-------------------------   -------     -------      -------    -------     -------     -------
Total                         160.1       169.9        (5.8)      599.2       465.6        28.7
-------------------------   -------     -------      -------    -------     -------     -------
Total Elabor./Processed       107.4       102.4         4.9       452.1       355.3        27.3

        Product launches incorporated into the sales mix in the quarter were: the Apreciatta's line of chocolate and coconut Sweet Pizzas under the Perdigao brand name and under Batavo brand, we launched hamburger with mild seasoning and pork-meat hamburger, Pizza Kids de Brigadeiro (made from chocolate and condensed milk) and Chicken Friends Estrelinhas. The Company renewed the 14-year contract, which licenses the association of Turma da Monica (Monica's Gang) characters to its products for a further 10 years.

Perdigao's growth in elaborated/processed products can also be gauged from the performance of the Company's market share.

                                MARKET SHARE (%)

                               [GRAPHIC OMITTED]

EXPORTS

        Exports accounted for a 53.1% growth during the quarter, totaling R$
380.6 million, with meat volume sold up by 18.9%. Although average prices were 27.6% higher in Reais, it was insufficient to fully offset cost increases of 53%.


Exports                              Tons (thousand)                    Sales (R$ million)
                            1Q2003      1Q2002      % Ch.       1Q2003      1Q2002      %Ch.
In-Natura                      92.4        76.5        20.8       289.4       199.9        44.8
-------------------------   -------     -------      -------    -------     -------     -------
        Poultry                81.7        62.8        30.1       247.0       158.4        55.9
        Pork/Beef              10.7        13.7       (22.0)       42.4        41.5         2.2
Elaborated/Processed           11.8        11.1         5.8        90.9        48.6        87.2
-------------------------   -------     -------      -------    -------     -------     -------
Total meats                   104.2        87.6        18.9       380.3       248.4        53.1
-------------------------   -------     -------      -------    -------     -------     -------
Total                         104.2        87.7        19.1       380.6       248.6        53.1
-------------------------   -------     -------      -------    -------     -------     -------
Total Elabor./Processed        11.8        11.1         5.7        91.0        48.7        87.0

        Exports to the Middle East rose 96% as countries in the area built up buffer stocks ahead of the war. In spite of the seasonal dip in demand at this time of the year, this market continues to show promise. Revenues from the European market grew by 64.9%, thanks to an improved product mix principally in the form of elaborated items. The Eurasian market was up 87.4%, demand being stimulated by concern over the possibilities of Russian trade quotas, which were indeed introduced recently. However, the Far East posted a decline in revenues of 22%, largely due to oversupply in the Japanese market.


         The Company has successfully grown its business in consolidated markets such as Europe, focusing on higher value-added products, as well as conquering new and important ones. This success can be largely ascribed to further progress made in food safety measures, investments in technology and new products associated with the Company's ability to compete aggressively.

                 Exports - 1Q2003         Exports - 1Q2002

                               [GRAPHIC OMITTED]


In revenues

ECONOMIC AND FINANCIAL PERFORMANCE

NET SALES

        Quarterly net sales grew 36.6%, totaling R$ 849.9 million due to higher sales of elaborated/processed items to the domestic market and exports, which accounted for 45% of net revenue. Sales of higher value-added products rose 34.8% while total volume was up 5%, although their relative share fell 70 basis points due to export volumes of in-natura products.

     Breakdown of Net Sales - 1Q2003    Breakdown of Net Sales - 1Q2002



          [GRAPHIC OMITTED]                  [GRAPHIC OMITTED]


COST OF SALES

        Costs continued to be strongly impacted by the growth of more than 70% in the cost of principal raw materials (corn and soybeans). Prices increased gradually throughout 2002 and are continuing their upward trend this year due to the devaluation of the Real against the US dollar, higher prices on the international commodity markets and last year's poorer domestic corn harvest. The devaluation effect feeding through to other manufacturing costs further exacerbated the situation. The outcome was a 48% rise in selling costs, representing a differential of 1,140 basis points over increased revenues. The time span of the agro-industrial cycle should also be factored into this equation given the consequences of these additional costs on the entire supply chain from breeding stocks to animals on the farms, raw material inventory and grains through to the finished products, etc.

GROSS MARGIN

In the face of higher costs, Perdigao's first quarter gross margin slipped year over year from 28.1% to 22.1%. Gross profits totaled R$ 187.7 million, 7.5% more than registered in the same period in 2002.

OPERATING EXPENSES

        Variable expenses including freight, warehousing, port services and insurance were largely responsible for the significant jump of 40.7% in operating expenses. Once more, this was a reflection of foreign exchange devaluation together with increased inventory at our overseas branches, in line with the Company's globalization project that aims to improve distribution in overseas markets.

OPERATING RESULT

        The Company's operating result of R$ 12.5 million was 75% below the previous year resulting in a margin of 1.5% against the previous year's 8.1%. This is an indication of the extent to which margins narrowed due to the sharp increase in costs, in spite of a greater focus on higher value-added products and exports. Perdigao also sought to partially offset production cost pressure by raising prices in line with the realities of the market.

NET FINANCIAL EXPENSES

        Net financial expenses were 16.3% down in relation to the same period of 2002, a reflection of debt levels as well as dollar exposure of US$ 53.9 million at the end of the quarter - a decline of 46%. Net Accounting debt was R$ 1,006.5 million, which represented the difference between R$ 1,598.7 million in total gross accounting debt and R$ 592.2 million in cash investments.

NET INCOME AND NET MARGIN

        Perdigao reported a net loss of R$ 6.7 million, with a negative net margin of 0.8% against a positive margin of 2.9% in the first quarter of 2002. As already mentioned, the sector was adversely affected by the increase in costs and expenses. This was caused principally by foreign exchange rate devaluation, the effect of which could not be passed on entirely to prices due to prevailing market conditions.

SHAREHOLDERS' EQUITY

        Company's Shareholders' Equity was R$ 668.9 million, 2.4% lower in relation to the same quarter in the last year. The Company has R$ 182,9 million of recoverable and deferred taxes, which have arisen through the normal course of its business, to be realized through compensation with future taxes due.

STOCK MARKET

        The Company's shares registered a growth of 9% and 69% in trading volume on the Brazilian and U.S. markets, respectively.


                 PRGA4                1Q2003            1Q2002                       PDA            1Q2003            1Q2002
Traded Shares (Volume)                3.5 million       3.2 million        Traded ADRs (volume)  192.8 thousand    113.9 thousand
Performance                               (12.3%)              6.7%        Performance                  (11.4%)              9.5%
Bovespa Index                                0.0%            (2.4%)        Dow Jones Index               (4.2%)              3.8%
IGC (Brazil Corp. Gov. Index)                6.8%              8.7%


SOCIAL BALANCE

        During the quarter, we invested R$ 11.6 million in employee social benefits, an increase of 23.9%, the objective being to satisfy basic living requirements, quality of life and increase motivation.

        The Company's added value contribution to society was R$ 209.4 million, 2.4% more than in the same period 2002.

DISTRIBUTION OF VALUE ADDED                         1Q2003       1Q2002

HUMAN RESOURCES                                        50.5%        43.1%
TAXES                                                  45.9%        38.3%
INTEREST                                                6.8%         9.0%
DIVIDENDS                                               0.0%         2.7%
RETENTION                                              (3.2%)        6.2%
EMPLOYEES' PROFIT SHARING                               0.0%         0.7%
TOTAL                                                 100.0%       100.0%

        Perdigao created 1,900 new jobs in the quarter compared to the same period in 2002, largely at the new Agroindustrial Complex in Rio Verde (GO). The plant will be entirely responsible for the Company's additional production capacity this year.

                   Main Indicators        03.31.03      03.31.02        Ch. %

Number of Employees                        25,186        23,275           8.2
Net Sales per Employee/year - In R$ 000     135.0         106.9          26.3
Productivity per Employee (tons/year)        38.0          39.1          (2.8)

CORPORATE GOVERNANCE

        The Ordinary and Extraordinary General Shareholders' Meeting was held on April 22, 2003 in the presence of representatives of 90.02% and 70.94% of the voting and total capital respectively. At the meeting, members of the Board of Directors were elected for the next two-year term of office - 2003/2005 - and members of the permanent Fiscal Council, representing the minority, preferred and controlling shareholders were also elected.

        On January 15, 2003, the Board of Directors and the Fiscal Council approved the hiring of Ernst & Young to provide advisory services related to international tax planning as part of the Company's restructuring of its overseas sales area. The fees for this service totalled approximately R$ 1.4 million or about twice those for the company audit services.

OUTLOOK

        Considering the overseas market has been recording volumes 16% higher in 2003, the Company has projected its total growth in meat volume for the year at about 8% based on the current domestic and international scenarios.

        With reduced country risk and valuation of the Real against the U.S. dollar, a new economic scenario is taking shape. This new environment favors renewed growth and establishes standards to reduce hyper-inflationary costs, depending on the evolution of the international grain market and the performance of the respective harvests.

Perdigao maintains its growth objectives and is focusing its efforts on reduction of costs and expenses as well as the improvement in its portfolio of products to satisfy market demand and to create shareholder value.

                                                         Sao Paulo, April 2003.



           Eggon Joao da Silva                              Nildemar Secches
                 Chairman                               Chief Executive Officer